UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated February 16, 2011, announcing that the Company's private placement in North Atlantic Drilling Ltd. was completed.

The press release contained in Exhibit 99.1 is not an offer for the sale of or the solicitation of an offer to purchase securities in the United States. Any securities referred to therein have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or pursuant to an exemption from registration under the U.S. Securities Act. The Company does not intend to register any securities issued in the offering in the United States or to conduct a public offering of the securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: February 16, 2011	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Private placement in North Atlantic Drilling Ltd completed

Hamilton, Bermuda, February 16, 2011 - North Atlantic Drilling Ltd. ("NADL" or the "Company") has completed the first tranche and closed the order book in the private placement of 250,000,000 new ordinary shares of US$1.00 par value at a subscription price of US$1.70, raising US$425,000,000 in gross proceeds to the Company (the "Private Placement").

The Private Placement was closed on February 16, 2011 at 12:00 CET. The Company is pleased to announce that the offering was heavily over-subscribed.

Due to heavily over-subscriptions allocation will not finalized before Friday February 18, 2011.

The net proceeds raised will be used to part finance NADL's acquisition of a fleet of six drilling units designed for use in harsh environment from Seadrill. Seadrill has agreed to subscribe for 750,000,000 new shares in the Company at the same subscription price as part consideration for the assets sold, such subscription taking place at closing. As such, NADL will following closing of the acquisition have issued 1 billion new shares at a subscription price of US$1.70 raising a total amount of new equity of US$1,700 mill.

Seadrill confirms its obligation to repurchase the shares issued in the Private Placement at the issue price of US$1.70 during the period from the date of issue until the later of (i) the 10th business day (Oslo time) after closing of the acquisition agreement with Seadrill and (ii) close of business Oslo time on May 13, 2011. Shareholders that wish to sell shares in the Company on this basis must do so through RS Platou Markets AS. Settlement will be made on ordinary terms for share sales in the secondary market.

The Company intends to list on the Oslo Stock Exchange within 2011.

RS Platou Markets AS, ABG Sundal Collier Norge ASA, Carnegie ASA and Fearnley Fonds ASA have acted as joint lead managers and book-runners for the Private Placement.

For further information, please contact:

Alf C. Thorkildsen, CEO & President, Seadrill Management AS, tel. +47 51 30 99 19
Esa Ikäheimonen, CFO, Seadrill Management AS, tel. +47 51 30 99 19
Jim Dåtland, VP Investor Relations, Seadrill Management AS, tel. +47 51 30 99 19

or the Managers:

RS Platou Markets AS, tel. +47 22 01 63 93
ABG Sundal Collier Norge ASA, tel. +47 22 01 60 00
Carnegie ASA, tel. +47 22 00 93 40
Fearnley Fonds ASA, tel.+47 22 93 60 00

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.